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Michael A. Pignatella
Counsel
(860) 723-2239
Fax: (860) 723-2216
Michael.Pignatella@us.ing.com

January 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re:	ING Life Insurance and Annuity Company and its Variable Annuity Account C Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

On September 18, 2001, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act") and the Investment Company Act of 1940, a Registration Statement on Form N-4 (Accession Number 0000912057-01-532594). The filing was submitted and accepted under "Form Type" N-4 and assigned a distinct "33 Act" file number (333-69574). Since we do not intend to make this registration effective in the near future and no securities were sold in connection with this registration, we respectfully request withdrawal of such filing pursuant to Rule 477 under the 33 Act.

If you have any questions, please call the undersigned at 860-723-2239. Sincerely, /s/ Michael A. Pignatella Michael A. Pignatella
Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation